Exhibit 23.5

August 9, 2006

Ing. Carlos A. Morales Gil

Director General

Petróleos Mexicanos

Avenida Marina Nacional No. 329

Torre Ejecutiva, Piso 41

Colonia Huasteca

México, D.F. 11311

México

Dear Ing. Morales:

We hereby consent to the references to our firm as set forth in this Registration Statement on Form F-4 filed by Petróleos Mexicanos, under the heading “Experts.” We reviewed estimates as of December 31, 2004 of approximately ninety eight (98) percent of the proved crude oil, condensate and natural gas reserves and the oil equivalent of 364 fields with interests owned by the United Mexican States (“Mexico”). These estimates were prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the United States Securities and Exchange Commission. The fields are located onshore and offshore Mexico in the Northern Region, and are those referenced in our audit letter of July 26, 2005.

Very truly yours,

/s/ Ryder Scott Company, L.P.
RYDER SCOTT COMPANY, L.P.